Exhibit 99.1

August 2, 2016

Press release
Turquoise Hill announces financial results and review of operations for the second quarter 2016

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended June 30, 2016. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.13 per 200,000 hours worked for the six months ended June 30, 2016.

•	On May 5, 2016, Oyu Tolgoi received the formal notice to proceed for underground development by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC.

•	As part of the notice to proceed process, the 2016 Oyu Tolgoi Feasibility Study was approved.

•	In June 2016, Oyu Tolgoi signed a critical contract with Jacobs Engineering Group to provide engineering, procurement and construction management services for underground development.

•	Major contractor mobilization for the sinking of Shafts #2 and #5, underground development, critical construction works and maintenance are all progressing.

•	As of June 30, 2016, Oyu Tolgoi had drawn down approximately $4.3 billion of the project finance facility and used all net proceeds to pay down shareholder loans payable to Turquoise Hill.

•	Turquoise Hill deposited net project finance funds of approximately $4.2 billion with Rio Tinto in Q2’16.

•	Oyu Tolgoi recorded revenue of $329.7 million in Q2’16, a decrease of 22.0% over Q1’16, reflecting mainly lower gold sales volumes.

•	Turquoise Hill generated operating cash flow before interest and taxes of $161.6 million during Q2’16.

•	For Q2’16, Turquoise Hill reported income from continuing operations attributable to shareholders of $29.8 million.

•	In Q2’16, concentrator throughput was broadly consistent with Q1’16; resulting in average throughput of approximately 105,000 tonnes per day for the quarter.

•	Copper production in Q2’16 declined 10.3% over Q1’16 reflecting lower grades from reduced mining in Phase 2 and relative lower recovery from Phase 6 ore.

•	As expected, gold production in Q2’16 declined approximately 52% over Q1’16, due to lower grades from reduced mining in Phase 2.

•	Concentrate volumes sold in Q2’16 increased 6.7% over Q1’16.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

•	For Q2’16, Oyu Tolgoi’s C1 costs were $1.12 per pound of copper and all-in sustaining costs were $1.55 per pound of copper.

•	Sales contracts have been signed for essentially all of Oyu Tolgoi’s expected 2016 concentrate production.

•	Open pit, cash-basis capital expenditure for 2016 (excluding underground expenditure) is now expected to be approximately $200 million.

•	Operating cash costs for 2016 are now expected to be $840 million.

•	Turquoise Hill’s cash and cash equivalents at June 30, 2016 were approximately $1.5 billion.

FINANCIAL RESULTS

In Q2’16, the Company recorded net income attributable to owners of Turquoise Hill of $29.8 million ($0.01 per share) compared with net income of $24.9 million ($0.01 per share) in Q2’15, an increase of $4.9 million. Operating cash flows before interest and taxes in Q2’16 were $161.6 million compared with $239.2 million in Q2’15, reflecting the impact of reduced gold production and sales in concentrates. Capital expenditure on property, plant and equipment was $53.3 million on a cash basis in Q2’16, attributed to both underground pre-start and sustaining capital activities.

Turquoise Hill’s cash and cash equivalents at June 30, 2016 were approximately $1.5 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long-term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC on May 5, 2016.

Preparation for underground development

Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft #1. Approximately 65 kilometres of lateral development is expected to be complete by the first draw bell. A total of approximately 200 kilometres of lateral development are planned over the life of Hugo North Lift 1. The following table outlines the shafts planned for underground development.

2

	Shaft# 1	Shaft# 2	Shaft# 5	Shaft# 3	Shaft# 4
	(early development and ventilation)	(production and ventilation)	(ventilation)	(ventilation)	(ventilation)
Total Depth	1,385 metres	1,284 metres	1,195 metres	1,148 metres	1,220 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Expected 2016	Expected 2017	Expected 2021	Expected 2021
Remaining	Complete	~100 metres	~1,000 metres	Not started	Not started

Following the approval of the Underground Plan in May 2015 and the filing of the revised schedules for the statutory feasibility study with the Mongolian Minerals Council in August 2015, pre-start activities began. Pre-start activities included ramp-up of the owners’ and engineering, procurement and construction management (EPCM) teams, detailed engineering and procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground development mining activity. In June 2016, Oyu Tolgoi signed a critical contract with Jacobs Engineering Group to provide EPCM services for underground development. Major contractor mobilization for the sinking for Shafts #2 and #5, underground development, critical construction works and maintenance are all progressing. A site infrastructure office has been established as well as project personnel being mobilized. In July 2016, Oyu Tolgoi signed a contract with mining services provider Thiess and Mongolian contractor Khishig Arvin for development of twin declines, incorporating both a service and a conveyor tunnel.

Project finance and funding of Oyu Tolgoi by Turquoise Hill

In December 2015, Oyu Tolgoi signed a $4.4 billion project finance facility for underground development provided by a syndicate of international financial institutions, export credit agencies representing the governments of Canada, the United States and Australia and 15 commercial banks. As of June 30, 2016, Oyu Tolgoi had drawn down approximately $4.3 billion of the project finance facility. Since the December 2015 signing, Oyu Tolgoi has used cash reserves to pay bank fees of approximately $0.2 billion. Steps are being taken to finalize the drawdown of the remaining amount. As part of the project finance facility, a debt cap of $6.0 billion for Oyu Tolgoi was agreed, which provides the possibility for an additional $1.6 billion of supplemental debt in the future.

Net funding received by Oyu Tolgoi of approximately $4.3 billion was used to pay down shareholder loans payable to the Company. Oyu Tolgoi’s proceeds from project finance funds were reduced by bank fees and withholding taxes of approximately $0.1 billion in line with contractual obligations. Approximately $4.2 billion was placed on deposit with Rio Tinto, in accordance with the cash management services agreement. The amount on deposit with Rio Tinto will be available for drawdown by Oyu Tolgoi as required for the development of the underground mine.

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At June 30, 2016 after the project finance drawdown, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $2.8 billion, including accrued interest of $0.5 million. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of June 30, 2016, the cumulative amount of such funding was $751.1 million, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $265.9 million.

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Feasibility study completion

The 2016 Oyu Tolgoi Feasibility Study (2016 Feasibility Study) was approved in May 2016. The 2016 Feasibility Study is based on Oyu Tolgoi reserves. The 2016 Reserve Case includes mineral reserves from the Southern Oyu Tolgoi open pit and the Hugo North Lift 1 block cave. Turquoise Hill expects to publish an updated National Instrument 43-101 compliant independent technical report relating to the project in the second half of 2016.

Highlights of the 2016 Feasibility Study are as follows.

•	After-tax internal rate of return of 18% (NPV8% of $4.6 billion) assuming long-term copper and gold prices of $2.86 per pound and $1,201 per ounce respectively.

•

With the exception of depletion from ongoing operations, there have been no material changes to the mineral reserve and resource estimates included in the 2014 Oyu Tolgoi Technical Report (“2014 Technical Report”).

•

Nominal expansion capital of $5.3 billion ($5.1 billion 2016 real costs) for the underground project, which is broadly in-line with the $4.9 billion estimate (2014 real costs) contained in the 2014 Technical Report.

•	Project assumes a five-year construction period, first sustainable underground production around 2021 and five to seven-year ramp up period.

•	Underground mine targeted full production remains at 95,000 tonnes per day.

•	The concentrator rate is planned at 40 million tonnes per annum.

Additional details on capital expenditure for the total project capital costs between 2016 and 2054 in the Reserve Case are outlined below. Production from the first draw bell is expected in 2020. Underground operations are expected to begin with first sustainable production in 2021.

4

($ in billions)
Item	Expansion	Sustaining	Total
Direct Costs
Open Pit	—	1.6	1.6
Underground	2.4	3.1	5.5
Concentrator	0.2	0.2	0.4
Infrastructure	0.4	0.2	0.6
Tailings Storage Facility	—	0.9	0.9

Subtotal	3.0	6.0	9.0

Construction Indirect	0.9	—	0.9

Subtotal	3.9	6.0	9.9

Contractor Execution
EPCM	0.4	—	0.4

Subtotal	4.3	6.0	10.3

Owner Execution
O&M, Commissioning, Owners Team	0.5	0.2	0.7

Subtotal	4.8	6.2	11.0

GOM Fees and Charges
Mongolian VAT and Duties	0.3	0.7	1.0

Total Development Program	5.1	6.9	12.0

Escalation to Nominal	0.2

Nominal Project Cost	5.3

The 2016 Feasibility Study estimate classifies separately indirect costs that were previously included in the 2014 Technical Report as construction allowances, such as camp accommodation, food services and domestic air travel from Ulaanbaatar to Oyu Tolgoi.

Q2’16 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.13 per 200,000 hours worked for the six months ended June 30, 2016.

5

Key financial metrics for Q2’16 are as follows:

Oyu Tolgoi Key Financial Metrics*

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q*** 2016	2Q 2016	1H 2015	1H 2016	Full Year 2015
Revenue ($ in millions of dollars)	426.2	421.3	431.7	355.6	422.7	329.7	847.5	752.4	1,634.8
Concentrates sold (‘000 tonnes)	167.7	189.8	226.0	236.2	213.1	227.4	357.5	440.5	819.8
Revenue by metals in concentrates ($ in millions of dollars)
Copper	190.2	220.3	224.5	194.6	202.0	207.9	410.5	409.9	829.6
Gold	232.3	197.4	202.8	156.4	216.2	115.1	429.7	331.3	788.9
Silver	3.6	3.6	4.4	4.6	4.5	6.7	7.2	11.2	16.2
Cost of sales ($ in millions of dollars)	257.9	225.7	252.2	239.2	207.9	237.1	483.6	445.0	975.0
Production and delivery costs	173.9	147.4	159.4	149.7	125.9	141.2	321.3	267.1	630.4
Depreciation and depletion	83.9	78.2	92.8	89.6	82.0	95.9	162.1	177.9	344.5
Capital expenditure on cash basis ($ in millions of dollars)	24.3	35.1	29.3	27.5	55.9	53.3	59.4	109.2	116.2
Royalties	21.9	49.8	24.1	25.0	22.7	18.5	71.7	41.2	120.8
Operating cash costs ($ in millions of dollars)**	218.9	284.6	222.5	236.6	196.6	215.5	503.5	412.1	962.6
Unit costs ($ per pound of copper)**
C1	0.09	0.73	0.40	0.88	0.06	1.12	0.49	0.56	0.57
All-in sustaining	0.96	1.26	1.52	1.56	0.66	1.55	1.15	1.08	1.37

*	Any financial information in this press release should be reviewed in consultation with the Company‘s unaudited condensed interim consolidated financial statements.
**	Please refer to NON-GAAP MEASURES in this press release for reconciliation of these metrics, including total operating cash costs, to the financial statements.
***

Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Revenue of $329.7 million in Q2’16 decreased 22% over Q1’16 mainly reflecting significantly reduced sales of gold in concentrates driven by lower gold head grades.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs. Q2’16 cost of sales were $237.1 million (Q2’15: $225.7 million) reflecting higher unit cost of production due to lower feed grade and lower recovery.

Capital expenditure, on a cash basis, for Q2’16 was $53.3 million (Q2’15: $35.1 million) including amounts attributed to both underground (including pre-start) and sustaining activities of $36.5 million and $14.1 million respectively. Sustaining capital expenditure includes the tailings storage facility and deferred stripping.

Total operating cash costs at Oyu Tolgoi in Q2’16 were $215.5 million. The 5% royalty payable to the Government of Mongolia is reflected as a cash operating expense; deferred stripping costs are not included in operating cash costs. Oyu Tolgoi administrative costs were $49.5 million reflecting increased management service fees incurred as a result of project finance drawdown during the quarter.

Oyu Tolgoi’s C1 costs in Q2’16 were $1.12 per pound, compared with $0.06 per pound in Q1’16. The increase was mainly due to lower gold sales, combined with lower copper production reflecting lower grades from reduced mining in Phase 2, and relative lower recovery from Phase 6 ore.

All-in sustaining costs in Q2’16 were $1.55 per pound, compared with $0.66 per pound in Q1’16. The increase was mainly due to lower gold revenues and the impact of reduced copper production.

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Key operational metrics for Q2’16 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016	Full Year 2015
Open pit material mined (‘000 tonnes)	21,999	22,094	23,969	23,708	22,867	22,716	44,093	45,582	91,771
Ore treated (‘000 tonnes)	7,512	9,025	8,632	9,369	9,662	9,525	16,536	19,187	34,537
Average mill head grades:
Copper (%)	0.52	0.69	0.75	0.69	0.70	0.64	0.61	0.67	0.67
Gold (g/t)	0.48	1.09	0.56	0.92	0.63	0.33	0.82	0.48	0.78
Silver (g/t)	1.16	1.46	1.90	1.67	1.92	1.92	1.33	1.92	1.56
Concentrates produced (‘000 tonnes)	130.9	215.5	210.3	231.8	229.5	207.1	346.4	436.6	788.5
Average concentrate grade (% Cu)	25.7	25.6	26.6	24.7	25.1	24.9	25.7	25.0	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	33.6	55.3	56.0	57.3	57.6	51.7	88.9	109.2	202.2
Gold (‘000 ounces)	86	238	123	207	144	70	324	213	653
Silver (‘000 ounces)	184	297	388	355	395	391	481	786	1,223
Sales of metals in concentrates:
Copper (‘000 tonnes)	42.1	46.3	58.2	54.7	51.2	54.4	88.4	105.7	201.3
Gold (‘000 ounces)	200	177	200	160	175	95	377	270	737
Silver (‘000 ounces)	219	245	334	360	305	395	464	700	1,158
Metal recovery (%)
Copper	86.8	88.6	86.4	88.4	85.6	83.3	87.9	84.5	87.6
Gold	71.6	75.6	76.4	74.2	72.2	69.3	74.6	71.2	74.4
Silver	65.4	70.6	73.0	70.8	66.4	65.9	68.5	66.2	69.9

Oyu Tolgoi’s second quarter production reflected reduced mining in Phase 2 of the open pit. In Q2’16, concentrator throughput was consistent with Q1’16; resulting in average throughput of approximately 105,000 tonnes per day for the quarter. Copper production in Q2’16 declined 10.3% over Q1’16 reflecting lower grades from reduced mining in Phase 2 and relative lower recovery from Phase 6 ore. As expected, gold production in Q2’16 declined approximately 52% over Q1’16, due to lower grades from reduced mining in Phase 2. Concentrate sold in Q2’16 increased 6.7% over Q1’16.

Operational outlook

Open pit cash-basis capital expenditure (excluding underground expenditure) in 2016 is expected to be approximately $200 million, compared with previous guidance of approximately $300 million. The reduction primarily reflects lower capitalization of deferred stripping following open-pit optimization to reduce waste.

Operating cash costs in 2016 are now expected to be approximately $840 million, compared to the previous estimate of $800 million. The change reflects the impact of: deferred stripping reclassification as part of open-pit optimization and additional management service fees incurred in relation to project finance, offset by further cost rationalization and lower royalties due to lower gold sales in the second half of 2016.

Sales contracts have been signed for essentially all of Oyu Tolgoi’s expected 2016 concentrate production.

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CORPORATE ACTIVITIES

Election of directors

The nominees set forth in the Company’s management proxy circular dated March 15, 2016 were elected as directors of Turquoise Hill at the Annual Meeting of Shareholders, which took place on May 3, 2016.

NON-GAAP MEASURES

The Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ from equivalent measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with a greater understanding of performance and operations at Oyu Tolgoi.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with useful information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these products.

Turquoise Hill’s principal metal product is copper and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

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	Operating and unit costs
	(Three Months Ended)		(Six Months Ended)
C1 costs (Stated in $000’s of dollars)	June 30, 2016	March 31, 2016[2].	June 30, 2016	June 30, 2015
Production and delivery	141,231	125,956	267,187	321,390
Change in inventory	(20,680)	2,373	(18,307)	(19,551)
Other operating expenses	90,454	76,877	167,331	187,609
Less:
- Impairment / write-down of inventory	(8,431)	(13,477)	(21,908)	9,245
- Depreciation	(1,104)	(2,697)	(3,801)	(6,308)
Management services payment to Turquoise Hill	14,047	7,512	21,559	11,155

Operating cash costs	215,517	196,544	412,061	503,540	3.
Operating cash costs: $/lb of copper produced	1.89	1.55	1.71	2.57
Adjustments to operating cash costs1.	33,491	32,041	65,531	28,879
Less: Gold and silver revenues	(121,819)	(220,701)	(342,520)	(436,914)

C1 costs ($’000)	127,189	7,884	135,072	95,505

C1 costs: $/lb of copper produced	1.12	0.06	0.56	0.49
All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,095	4,564	8,659	9,299
Asset retirement expense	1,429	1,491	2,920	2,457
Royalty expenses	18,493	22,703	41,196	71,655
Non-current stockpile and stores write-down (reversal)	8,431	13,477	21,908	(9,245)
Other expenses	2,531	353	2,884	2,887
Sustaining cash capital including deferred stripping	14,060	33,378	47,438	52,781

All-in sustaining costs ($’000)	176,229	83,850	260,078	225,340

All-in sustaining costs: $/lb of copper produced	1.55	0.66	1.08	1.15

1.

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

2.

Non-GAAP measures for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

3.	Operating cash costs for 2015 include non-recurring charges of $36.6 million, following agreement of the Underground Plan (tax settlement: $22.1 million; recalculation of royalties: $14.5 million).

QUALIFIED PERSON

Disclosure of a scientific or technical nature in the MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters Technical Director – Mining OreWin Pty Ltd, B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd, BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

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SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)

	Quarter Ended
	Jun-30 2016	Mar-31 2016	Dec-31 2015	Sep-30 2015
Revenue
Copper-gold concentrate	$329.7	$422.7	$355.6	$431.7

Total revenue	$329.7	$422.7	$355.6	$431.7

Net income from continuing operations attributable to owners	$29.8	$118.9	$179.7	$44.0
Loss from discontinued operations attributable to owners	—	—	(8.7)	(22.8)

Net income attributable to owners of Turquoise Hill	$29.8	$118.9	$171.0	$21.2

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.06	$0.09	$0.02
Discontinued operations	—	—	—	(0.01)

Total	$0.01	$0.06	$0.09	$0.01

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.06	$0.09	$0.02
Discontinued operations	—	—	—	(0.01)

Total	$0.01	$0.06	$0.09	$0.01

	Jun-30 2015	Mar-31 2015	Dec-31 2014	Sep-30 2014
Revenue
Copper-gold concentrate	$421.3	$426.2	$670.6	$491.6

Total revenue	$421.3	$426.2	$670.6	$491.6

Net income from continuing operations attributable to owners	$49.9	$67.1	$144.2	$43.9
Income (loss) from discontinued operations attributable to owners	(25.0)	29.1	(9.6)	(137.9)

Net income (loss) attributable to owners of Turquoise Hill	$24.9	$96.2	$134.6	$(94.0)

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.03	$0.07	$0.02
Discontinued operations	(0.01)	0.01	—	(0.07)

Total	$0.01	$0.04	$0.07	$(0.05)

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.03	$0.07	$0.02
Discontinued operations	(0.01)	0.01	—	(0.07)

Total	$0.01	$0.04	$0.07	$(0.05)

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KEY STATISTICS

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016	Full Year 2015
Operating results
Open pit material mined (‘000 tonnes)	21,999	22,094	23,969	23,708	22,867	22,716	44,093	45,582	91,771
Ore treated (‘000 tonnes)	7,512	9,025	8,632	9,369	9,662	9,525	16,536	19,187	34,537
Average mill head grades:
Copper (%)	0.52	0.69	0.75	0.69	0.70	0.64	0.61	0.67	0.67
Gold (g/t)	0.48	1.09	0.56	0.92	0.63	0.33	0.82	0.48	0.78
Silver (g/t)	1.16	1.46	1.90	1.67	1.92	1.92	1.33	1.92	1.56
Concentrates produced (‘000 tonnes)	130.9	215.5	210.3	231.8	229.5	207.1	346.4	436.6	788.5
Average concentrate grade (% Cu)	25.7	25.6	26.6	24.7	25.1	24.9	25.7	25.0	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	33.6	55.3	56.0	57.3	57.6	51.7	88.9	109.2	202.2
Gold (‘000 ounces)	86	238	123	207	144	70	324	213	653
Silver (‘000 ounces)	184	297	388	355	395	391	481	786	1,223
Sales of metals in concentrates:
Copper (‘000 tonnes)	42.1	46.3	58.2	54.7	51.2	54.4	88.4	105.7	201.3
Gold (‘000 ounces)	200	177	200	160	175	95	377	270	737
Silver (‘000 ounces)	219	250	334	360	305	395	464	700	1,158
Metal recovery (%)
Copper	86.8	88.6	86.4	88.4	85.6	83.3	87.9	84.5	87.6
Gold	71.6	75.6	76.4	74.2	72.2	69.3	74.6	71.2	74.4
Silver	65.4	70.6	73.0	70.8	66.4	65.9	68.5	66.2	69.9
Financial results*
Revenue ($’000,000)	426.2	421.3	431.7	355.6	422.7	329.7	847.5	752.4	1,634.8
Concentrates sold (‘000 tonnes)	167.7	189.8	226.0	235.7	213.1	227.4	357.5	440.5	819.8
Revenue by metals in concentrates ($’000,000)
Copper	190.2	220.3	224.5	194.6	202.0	207.9	410.5	409.9	829.6
Gold	232.3	197.4	202.8	156.4	216.2	115.1	429.7	331.3	788.9
Silver	3.6	3.6	4.4	4.6	4.5	6.7	7.2	11.2	16.2
Operating cash flow ($’000,000)	105.3	239.2	171.7	134.9	195.4	161.6	344.5	357.1	650.5
Cost of sales ($’000,000)	257.9	225.7	252.2	239.3	207.9	237.1	483.6	445.0	975.1
Production and delivery costs	173.9	147.4	159.4	149.7	125.9	141.2	321.3	267.1	630.4
Depreciation and depletion	83.9	78.2	92.8	89.6	82.0	95.9	162.1	177.9	344.5
Capital expenditure on cash basis ($’000,000)	24.3	35.1	29.3	27.5	55.9	53.3	59.4	109.2	116.2
Royalties	21.9	49.8	24.1	25.0	22.7	18.5	71.7	41.2	120.8
Operating cash costs ($’000,000)**	218.9	284.6	222.5	236.7	196.6	215.5	503.5	412.1	962.6
Unit costs ($ per pound copper)**, ^
C1	0.09	0.73	0.40	0.88	0.06	1.12	0.49	0.56	0.57
All-in sustaining	0.96	1.26	1.52	1.56	0.66	1.55	1.15	1.08	1.37
Financial position
Cash and cash equivalents ($’000,000)	954.2	1,166.9	1,310.4	1,343.9	1,482.2	1,478.5			1,343.9

*	Any financial information in the press release should be reviewed in consultation with the Company‘s condensed interim consolidated financial statements.
**	Please refer to NON-GAAP MEASURES in this press release for reconciliation of these metrics, including total cash operating costs, to the financial statements.
^

Non-GAAP measures for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

11

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2016	2015	2016	2015
Continuing operations
Revenue	4	$329,744	$421,261	$752,398	$847,418
Cost of sales	5	(237,127)	(225,662)	(445,043)	(483,529)

Gross margin		92,617	195,599	307,355	363,889

Operating expenses	6	(90,454)	(94,066)	(167,331)	(187,609)
Corporate administration expenses		(4,095)	(5,797)	(8,659)	(9,299)
Other expenses	7	(5,408)	(38,628)	(6,765)	(44,549)

Income (loss) before finance items and taxes		(7,340)	57,108	124,600	122,432
Finance items
Finance income	8	15,388	613	16,774	1,211
Finance costs	8	(25,500)	(629)	(27,343)	(2,360)

		(10,112)	(16)	(10,569)	(1,149)

Income (loss) from continuing operations before taxes		(17,452)	57,092	114,031	121,283

Provision for income and other taxes		(6,589)	(12,888)	(16,441)	(24,651)

Income (loss) from continuing operations		(24,041)	44,204	97,590	96,632

Discontinued operations
Income (loss) after tax from discontinued operations		—	(26,954)	—	33,650

Income (loss) for the period		$(24,041)	$17,250	$97,590	$130,282

Attributable to owners of Turquoise Hill Resources Ltd.		29,767	24,875	148,694	121,045
Attributable to owners of non-controlling interests		(53,808)	(7,625)	(51,104)	9,237

Income (loss) for the period		$(24,041)	$17,250	$97,590	$130,282

Income attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$29,767	$49,889	$148,694	$117,030
Discontinued operations		—	(25,014)	—	4,015

		$29,767	$24,875	$148,694	$121,045

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	22	$0.01	$0.02	$0.07	$0.06
Discontinued operations		—	(0.01)	—	—

Income for the period		$0.01	$0.01	$0.07	$0.06

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,309	2,012,314	2,012,306

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

12

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Elided June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Income (loss) for the period	$(24,041)	$17,250	$97,590	$130,282
Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 19)	(1,078)	2,152	(3,715)	(6,818)
Losses on revaluation of available for sale investments transferred to the statement of income (Note 19)	379	921	2,112	8,996

Other comprehensive income (loss) for the period	$(699)	$3,073	$(1,603)	$2,178

Total comprehensive income (loss) for the period	$(24,740)	$20,323	$95,987	$132,460

Attributable to owners of Turquoise Hill	$29,068	$27,948	$147,091	$123,223
Attributable to owners of non-controlling interests	(53,808)	(7,625)	(51,104)	9,237

Total comprehensive income (loss) for the period	$(24,740)	$20,323	$95,987	$132,460

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

13

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2016	2015	2016	2015
Cash generated from operating activities before interest and tax	21	$161,644	$239,182	$357,056	$340,653
Interest received		2,052	362	3,394	645
Interest paid		(15,548)	—	(16,161)	—
Income and other taxes paid		(67,463)	(4,995)	(67,726)	(9,468)

Net cash generated from operating activities		80,685	234,549	276,563	331,830
Cash flows from investing activities
Loans to related party	13	(4,156,284)	—	(4,156,284)	—
Expenditures on property, plant and equipment		(53,275)	(35,164)	(109,222)	(59,447)
Proceeds from sale of discontinued operations		—	5,353	—	5,353
Proceeds from sale and redemption of financial assets		1,623	3,907	4,056	16,782
Proceeds from sales of mineral property rights and other assets		1,000	—	2,800	1,237
Other investing cash flows		49	86	73	989

Cash used in investing activities of continuing operations		(4,206,887)	(25,818)	(4,258,577)	(35,086)
Cash used in investing activities of discontinued operations		—	—	—	(114)

Cash used in investing activities		(4,206,887)	(25,818)	(4,258,577)	(35,200)

Cash flows from financing activities
Net proceeds from project finance facility	16	4,274,321	—	4,274,321	—
Payment of project finance fees		(152,253)	—	(158,999)	—
Issue of share capital	18	—	—	—	20

Cash from financing activities of continuing operations		4,122,068	—	4,115,322	20
Cash from financing activities of discontinued operations		—	—	—	3,500

Cash from financing activities		4,122,068	—	4,115,322	3,520

Effects of exchange rates on cash and cash equivalents		409	269	1,284	174

Net increase (decrease) in cash and cash equivalents		(3,725)	209,000	134,592	300,324
Cash and cash equivalents - beginning of period		$1,482,195	$957,867	$1,343,878	$866,543
Cash and cash equivalents - end of period		1,478,470	1,166,867	1,478,470	1,166,867

Cash and cash equivalents as presented on the statement of financial position		$1,478,470	$1,166,867	$1,478,470	$1,166,867

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

14

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Financial Position

(Stated in thousands of U.S. dollars)

(Unaudited)

		June 30,	December 31,
	Note	2016	2015
Current assets
Cash and cash equivalents	9	$1,478,470	$1,343,878
Inventories	10	287,409	321,409
Trade and other receivables	11	20,090	15,833
Prepaid expenses and other assets	12	12,628	53,375
Loans due from related party	13	666,452	—

		2,465,049	1,734,495
Non-current assets
Property, plant and equipment	14	6,254,464	6,319,983
Inventories	10	—	539
Deferred income tax assets		165,000	165,000
Loans due from related party, and other financial assets	13	3,501,935	20,078

		9,921,399	6,505,600

Total assets		$12,386,448	$8,240,095

Current liabilities
Trade and other payables	15	$238,724	$201,567
Deferred revenue		50,781	72,004

		289,505	273,571
Non-current liabilities
Borrowings and other financial liabilities	16	4,104,477	13,574
Deferred income tax liabilities		36	52,916
Decommissioning obligations	17	100,830	104,421

		4,205,343	170,911

Total liabilities		$4,494,848	$444,482

Equity
Share capital	18	11,432,122	11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive loss	19	(1,617)	(14)
Deficit		(4,324,666)	(4,473,360)

Equity attributable to owners of Turquoise Hill		8,661,613	8,514,522
Attributable to non-controlling interests	20	(770,013)	(718,909)

Total equity		7,891,600	7,795,613

Total liabilities and equity		$12,386,448	$8,240,095

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

15

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

Six Months Ended June 30,2016	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive loss (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity
Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613
Income (loss) for the period	—	—	—	148,694	148,694	(51,104)	97,590
Other comprehensive loss for the period	—	—	(1,603)	—	(1,603)	—	(1,603)

Closing balance	$11,432,122	$1,555,774	$(1,617)	$(4,324,666)	$8,661,613	$(770,013)	$7,891,600

Six Months Ended June 30,2016	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive loss (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity
Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465
Income for the period	—	—	—	121,045	121,045	9,237	130,282
Other comprehensive income for the period	—	—	2,178	—	2,178	—	2,178
Equity issued to holders of non-controlling interests	—	—	—	1,677	1,677	1,823	3,500
Employee share options	24	52	—	—	76	—	76
Other increase (decrease) in non-controlling interests (Note 20)	—	—	—	—	—	(88,048)	(88,048)

Closing balance	$11,432,084	$1,555,773	$(2,327)	$(4,665,618)	$8,319,912	$(703,459)	$7,616,453

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media
Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

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Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015.

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